
02051622

File #: 0-12600

P.E 6-28-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
AUG 1 3 2002
WASH, D.C. 154 SECTION

For the month of June 2002

NORSAT INTERNATIONAL INC.
(Registrant's Name)

300-4401 Still Creek Drive
Burnaby, BC V5C 6G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.
(Registrant)

Date: August 7, 2002

By: Signature
Troy Bullock
VP, Corporate Services



Norsat®
International Inc.

NEWS RELEASE

For Immediate Release

Norsat Reports 2002 Second Quarter and First Half Financial Results

Burnaby, British Columbia, Canada (August 7, 2002) - Norsat International Inc. (Nasdaq – NSAT; TSX - NII), provider of high-speed data transmission microwave products and open standard satellite networks, today announced its financial results for the second quarter and six months ended June 30, 2002.

Financial Results

Consolidated revenues in the second quarter of 2002 were $3,126,183 compared to $4,257,719 in the same period last year, a decrease of 27%. Year-to-date revenues were $6,131,771 versus $9,840,259 for the first six months of 2001, a decline of 38%. As described in the first quarter report, the revenue decline was a result of expected delays in large satellite infrastructure projects, which in turn impacted demand for products and services from both the Open Networks and Microwave Products business units.

Despite reduced revenues, contribution margins in the second quarter increased $437,087, a 51% improvement, to $1,298,935 compared to $861,848 in the same period last year. Contribution margins as a percent of revenue more than doubled to 42% versus 20% in the second quarter of 2001. On a year-to-date basis, the contribution margin was $2,686,567 (44% of revenue) versus $2,776,103 (28% of revenues) in the first six months of 2001. This improvement resulted from higher margin Open Networks service contract revenues and the small volume, high margin traditional Microwave Products orders. In addition, the gross margin in the first six months of 2001 was lower than usual, as it included the initial low margin contract for the new line of Ka-band outdoor units.

The drive to lower operating expenses continued in the second quarter of 2002. Expenses were $1,790,771 compared to $1,898,444 in the same period last year, a decrease of 6%,while year-to-date expenses were $4,103,017 versus $5,613,816 in the first six months of 2001, a decrease of 27%.

As a result of increased emphasis in growing sales and marketing capabilities, selling, general, and administrative (SG&A) expenses were $1,297,676 in the second quarter of 2002 versus $850,379 in the same period last year, an increase of 53%. The SG&A expense included additional sales and marketing spending to drive sales in the second half of 2002, while administrative costs were kept under tight control to match the lower sales expectations in the second quarter of 2002. In addition, SG&A expenses in 2001 were unusually low due to the sales restructuring initiatives that occurred in the first six months of 2001. On a year-to-date basis, SG&A expenses declined 10% to $2,772,532 from $3,065,259 in the first six months of 2001.

Product development expenses, net of Technology Partnership Canada (TPC) contributions, were $493,095 in the second quarter of 2002 versus $1,048,065 in the same period last year. Gross product development expenses decreased by 66% to $985,895 in the second quarter of 2002, from $2,879,325 in 2001. This reduced expense level was mainly due to cost reductions, and the redirection of product development resources to the new PicoTerminal contract that was announced at the end of 2001.

The operating loss before amortization and restructuring costs was reduced by half to $491,836 in the second quarter of 2002 compared to $1,036,596 during the same period in 2001. Year-to-date, the operating loss before amortization and restructuring also declined by 50% to $1,416,450 from $2,837,713 in the first six months of 2001. The net loss in the second quarter of 2002 was $1,333,878 or $(0.04) per share, as compared to a net loss of $3,589,393 or $(0.11) per share during the same period in 2001. The Year-to-date net loss was $3,420,202 or $(0.10) per share versus a loss of $6,575,168 or $(0.22) per share in the first six months of 2001.

"We continue to focus on activities that will drive revenues in the second half of the year. Many of the contracts we announced this quarter are expected to impact our near term revenue levels as we continue to grow our sales backlog for 2002 and beyond," said Mark Ahrens-Townsend, Norsat's President and CEO.

Operational Highlights

- Completed the Largest Shipment of Ka/Ku-band Commercial Outdoor Units with the 1000th Ka/Ku-band terminal shipped to EMS Technologies, Inc. for deployment on SES-ASTRA's Broadband Interactive System (BBI)
- Received an order from Dynamic Engineers, Inc., a privately owned international electronic component distributor, for up to 500 of Norsat's VSAT Ku-band terminals
- Signed an agreement with Quick Link Communications Ltd., a Satellite Access Service Provider, to purchase up to 500 VSAT Ku-band terminals for broadband communication to remote locations
- Signed a contract with Globecomm Systems Inc. for an open standard Digital Video Broadcasting (DVB) forward link satellite network that will be used by a large satellite service provider to provide broadband services to customers
- Announced a new Board of Directors that included additional global representation as well as extensive marketing , engineering and financial experience

"We will continue to tightly control our non-sales related expenses this year, while strategically investing additional funds in sales and marketing activities," stated Ahrens-Townsend. "We have already seen positive results from these additional activities, and we plan to build on the successful launch of our new products over the remainder of the year."

Liquidity and Capital Resources

The Company's cash balance as at June 30, 2002 was $3,436,961, compared to $1,660,282 on June 30, 2001 and $2,160,678 on December 31, 2001. This improvement in the Company's cash balance was a result of the recent financing agreements that contributed $3,514,811 during the first half of 2002. The Company's inventory levels increased from $5,969,642 as of December 31, 2001 to $7,189,822 on June 30,2002. This increase in inventory is a result of the current work in progress level of the PicoTerminal contract as well as the increased inventory of the new transmitter and ipe IN A BOX products required to meet the expected future demand.

Significant Accounting Policies and Estimates

The significant accounting policies are described in note 2 of the Notes to Consolidated Financial Statements included in Norsat's 2001 Annual Report. A discussion of the critical accounting policies, and the related estimates, are included in Management's Discussion and Analysis of Results of Operations and Financial Condition in the 2001 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2001, other than that discussed in note 1 to the following unaudited financial statements for the period ended June 30, 2002.

Conference Call

Please join Norsat President and CEO, Mark Ahrens-Townsend, on Thursday, August 8, 2002 at 1:00 pm (Eastern) for a live conference call to discuss second quarter results. In North America, dial 1.888.722.1086; for International calls, dial +1.416.641.6709.

A taped replay will be available until 11:59 pm (Eastern) on August 15 by dialing 1.800.558.5253 in North America and entering reservation 20797311. For International access to the replay, dial +1.416.626.4100 and enter reservation 20797152. After that date, the conference call will be available on Norsat's corporate website.

Financial Statements

Norsat International Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 3,436,961	$ 2,160,678
Accounts receivable	3,219,039	4,761,064
Inventories	7,189,822	5,969,642
Prepaid expenses	294,615	401,220
Current assets from discontinued operations	495,000	1,268,030
	14,635,437	14,560,634
Capital assets	3,422,526	4,262,206
Other assets	944,540	1,202,081
	$ 19,002,503	$ 20,024,921
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 2,685,257	$ 2,391,282
Accrued liabilities	2,095,922	3,404,882
Current liabilities from discontinued operations	1,777,519	2,281,710
Deferred revenue	565,565	570,618
Promissory note	411,862	-
	7,536,125	8,648,492
Long-term debt	1,168,338	-
Shareholders' Equity:		
Share capital	36,316,026	33,974,213
Deficit	(25,992,662)	(22,572,460)
Cumulative translation adjustment	(25,324)	(25,324)
	10,298,040	11,376,429
	$ 19,002,503	$ 20,024,921

Norsat International Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Sales	$ 3,126,183	$ 4,257,719	$ 6,131,771	$ 9,840,259
Cost of Sales	1,827,248	3,395,871	3,445,204	7,064,156
	1,298,935	861,848	2,686,567	2,776,103
Expenses				
Selling, general and administrative	1,297,676	850,379	2,772,532	3,065,259
Product development	493,095	1,048,065	1,330,485	2,548,557
	1,790,771	1,898,444	4,103,017	5,613,816
Operating loss before amortization and restructuring	(491,836)	(1,036,596)	(1,416,450)	(2,837,713)
Amortization	503,376	1,540,467	1,022,980	2,917,343
Restructuring charge	-	861,000	529,539	861,000
	503,376	2,401,467	1,552,519	3,778,343
Operating loss	(995,212)	(3,438,063)	(2,968,969)	(6,616,056)
Other items:				
Interest expense (income)	188,569	(28,103)	311,933	24,686
Foreign currency loss (gain)	150,097	179,433	139,300	(65,574)
	338,666	151,330	451,233	(40,888)
Net loss	(1,333,878)	(3,589,393)	(3,420,202)	(6,575,168)
Deficit, beginning of period	(24,658,784)	(48,275,848)	(22,572,460)	(45,290,073)
Deficit, end of period	$ (25,992,662)	$ (51,865,241)	$ (25,992,662)	$ (51,865,241)
Basic and fully diluted net loss per common share	$ (0.04)	$ (0.11)	$ (0.10)	$ (0.22)

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used in):				
Operations:				
Net loss	$ (1,333,878)	$ (3,589,393)	$ (3,420,202)	$ (6,575,168)
Items not involving cash:				
Amortization	503,376	1,540,467	1,022,980	2,917,343
Interest	131,037	-	174,157	-
Issuance of common shares for services	61,845	-	259,845	-
Changes in non-cash working capital	(461,879)	(1,520,372)	(591,589)	(5,305,171)
Cash used in operations	(1,099,499)	(3,569,298)	(2,554,809)	(8,962,996)
Changes in non-cash working capital from discontinued operations	477,971	(209,711)	363,472	4,177,720
	477,971	(209,711)	363,472	4,177,720
	(621,528)	(3,779,009)	(2,191,337)	(4,785,276)
Investments:				
Purchase of capital assets	-	(217,234)	(20,391)	(280,126)
	-	(217,234)	(20,391)	(280,126)
Financing:				
Proceeds from promissory note	-	-	478,462	-
Proceeds from long-term debt	-	-	3,036,349	-
Issue of common shares	(26,800)	2,657,229	(26,800)	4,912,024
Decrease (Increase) in bank indebtedness	-	158,735	-	(2,416,514)
	(26,800)	2,815,964	3,488,011	2,495,510
Increase (decrease) in cash and cash equivalents	(648,328)	(1,180,279)	1,276,283	(2,569,892)
Cash and cash equivalents, beginning of period	4,085,289	2,840,561	2,160,678	4,230,174
Cash and cash equivalents, end of period	$ 3,436,961	$ 1,660,282	$ 3,436,961	$ 1,660,282

Norsat International Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

---

1 Continuing Operations
These consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations in the last three years. Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, lowering the number of employees, reducing operating costs and considering other financing alternatives for its operations. Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to secure the necessary financing arrangements and improvements in operating cash flow to enable it to continue as a going concern.

2 Significant Accounting policies
Basis of presentation

The unaudited interim period consolidated financial statements (the "financial statements") have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP"). These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, the financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2001 Annual Report.

The preparation of financial data is based on accounting polices and practices consistent with those used in the preparation of annual consolidated financial statements.

For 2002, the Company adopted the new HB 3870 "stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurements and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. HB 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees when the exercise price is above fair market value at the date of grant. Consideration paid by employees on the exercise of stock options is recorded as share capital.

HB 3870, however does require additional disclosures for options granted to employees, including disclosure of proforma earnings and proforma earning per share as if the fair value based accounting method had been used to account for employee stock options. These disclosures are consistent with the disclosures contained in the accompanying notes to the audited annual consolidated financial statements in the Company's 2001 Annual Report.

Norsat International Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

3 Segmented Information
The following tables set forth information by operating segments from continuing operations for the six months ended June 30, 2002 and 2001 respectively. The comparative balance sheet amounts are as at December 31, 2001:

2002		Microwave		Open Networks		Consolidated
Sales	$	5,527,336	$	604,435	$	6,131,771
Gross profit	$	2,232,075	$	454,492	$	2,686,567
Total assets related to continuing operations	$	11,838,454	$	6,374,552	$	18,213,006
Capital assets	$	2,361,543	$	1,060,983	$	3,422,526
Goodwill	$	404,888	$	-	$	404,888

2001		Microwave		Open Networks		Consolidated
Sales	$	7,541,933	$	2,298,326	$	9,840,259
Gross profit	$	2,180,357	$	595,746	$	2,776,103
Total assets related to continuing operations	$	11,939,045	$	6,428,716	$	18,367,761
Capital assets	$	2,983,394	$	1,278,812	$	4,262,206
Goodwill	$	440,095	$	-	$	440,095

4 Comparative Figures
The comparative quarter ended June 30, 2001 included goodwill amortization of $855,798. Accordingly, the loss before amortization of goodwill for the three months ended June 30, 2001 was $2,733,595 or $0.09 per share.

About Norsat

Norsat International Inc. designs and markets infrastructure products and open standard networks for high-speed data transmission. With over 1.8 million microwave products shipped and open standard networks installed worldwide, Norsat is a recognized market leader.

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts, and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection, and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

For more information contact:

Troy Bullock, Chief Financial Officer
Phone: 604-292-9032
Fax: 604-292-9100
investor@norsat.com

NORSAT INTERNATIONAL INC.
300-4401 Still Creek Drive
Burnaby, BC Canada V5C 6G9
www.norsat.com